Filed by Mountain Lake Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Mountain Lake Acquisition Corp.

Commission File No. 001-42436

Avalanche Treasury Corporation

Date: December 30, 2025

As previously disclosed, on October 1, 2025, Mountain Lake Acquisition Corp., a Cayman Islands exempt company (“Mountain Lake” or “SPAC”), and Avalanche Treasury Corporation, a Delaware corporation (“Pubco”), issued a press release announcing that they had entered into a Business Combination Agreement (the “Business Combination Agreement”), dated as of October 1, 2025, with Avalanche SPAC Merger Sub LLC, a Delaware limited liability company (“SPAC Merger Sub”), Avalanche Company Merger Sub LLC, a Delaware limited liability company (the “Company Merger Sub”), Avalanche Treasury Company LLC, a Delaware limited liability company (“Newco”), and Dragonfly Digital Management, LLC, a Delaware limited liability company (the “Seller”).

The following communication was made by Pubco on its LinkedIn account on December 29, 2025.

The following communication was made by Pubco on its X account on December 17, 2025.

On December 4, 2025, Bart Smith, CEO of Pubco was interviewed on the Thinking Crypto Podcast with Tony Edward, and a partial transcript is below.

Tony Edward: Hey, folks, welcome into the Thinking Crypto podcast. I’m your host, Tony Edward, and joining me today is Bart Smith, who is the CEO and Chairman of the Avalanche Treasury Co. Bart, great to have you.

Bart Smith: Thanks, Tony. Looking forward to it.

Tony Edward: Yeah, Bart, excited to talk about what you’re doing in building an AVAX treasury strategy. I’m an AVAX token holder, so I’m excited to get into the details. But let’s kick it off with your background. Tell us about where you’re from and your professional background.

Bart Smith: So I’ve been in finance for whatever, 25 or 30 years almost at this point. Worked in asset management and I worked at UBS for a while. I was one of the original founders of an ETF firm that was eventually sold to Columbia Funds. And then from there, I went to work at Susquehanna. I was at Susquehanna for 13 years collectively. Most of the time there, I ran the ETF group. I was also responsible at times for some international sales and trading stuff. I ran our credit trading business. And then since 2014, I was responsible for anything that was digital asset related. And then kind of in 2022, kind of given the regulatory environment, we made the decision to create Susquehanna Crypto, which was not part of the Susquehanna group of companies. It was a separate entity outside of the Susquehanna group. It was based in the Bahamas and with offices in London and Hong Kong, which we were a derivative trading shop, proprietary shop, market maker, and we did a fair amount of investing into the ecosystem and a lot of DeFi. So a pretty well-rounded business there. And then departed in this late August after 13 great years there to lead this new digital asset treasury.

Tony Edward: That’s incredible. You got a pretty strong pedigree. You mentioned 2014. You were looking at digital assets. What was your first encounter with Bitcoin and crypto and when did it click for you?

Bart Smith: Well, yeah, it was only one, right? Yes. 2014. So effectively, we were just interested in the concept of Bitcoin. And we were basically just investing in Bitcoin long. There wasn’t really much more to do there. In the ICO boom in the 2017 timeframe, we became very active in a limited number of tokens where we were quite sure that the SEC was going to name certain commodities as commodities and not name them as securities. And so we kind of limit our approach mostly to those names, Litecoin, Bitcoin, Bitcoin Cash, Ethereum, Ethereum Classic, stuff like that. And then kind of as there was that ICO correction in 2018, you know, we went to try to kind of expand and kind of set up like a proper OTC desk. And, you know, we just really couldn’t get terribly comfortable with kind of the legal and regulatory advice that we were getting and others were getting. And so we kind of were very interested in the space. We made a lot of direct investments over that time. But kind of there was a period there for a while where we weren’t as active as maybe some of the other kind of bigger U.S. market-making firms. And then kind of need the 2021 kind of run up. And that’s when we kind of made the decision that if we want to do this, and Susquehanna and my personal kind of view of the world is taking a very conservative approach towards legal and regulatory compliance. And that just meant doing it offshore. And we knew that people were doing it in the U.S. and they were using VPNs and which really just means they’re not abiding by their terms of service. But just in a broader sense, if we were going to do this, we wanted to do it in the most compliant and effective manner, which meant, unfortunately, in that timeframe, going offshore. And that’s what we did. We set up a global business that was in three time zones, but just not in the U.S. Tony Edward: Bart, things have changed so much drastically since 2014. We went from being taboo and the stigma of this being used by criminals to this full-blown asset class that now Wall Street firms are jumping all in. They’re going neck deep, adopting, launching crypto trading, custody, tokenizing, stablecoins, and much more. Plus, we have some legislation like the Genius Act. What is it like looking back and seeing the growth?

Bart Smith: You know, it felt really bleak for a while there. And while there has been a tremendous amount of progress in the last 12 months, Clarity, Genius Act, and we’re not through the woods on that. I, not to take a somewhat more bearish view than many people, but like there’s still a lot of work that needs to be done. And we need to codify Clarity, right? Because if you don’t create laws and rules to follow that are very clear, well, then you’re just subject to the same kind of regulatory arbitrage that has existed historically. So that’s something that in 2025, we need to kind of close out. It’s kind of difficult right now with the government being shut down. So those are things that I’m looking at. And then you’re going to need to have some sort of harmonization of regulatory rulemaking around the globe. And you’ve seen a little bit of like kind of things to be excited about. The U.S. is working with the FCA in London, which has always been like a fairly difficult and slow-moving regulator to maybe harmonize some of their rulemaking. But then you have all these other money centers. You’re going to have, you know, you have MICA for broad EU. You have, you know, a lot of people going to UAE. And then you have all the money centers, you know, in the Far East, right? So you have like Singapore, Hong Kong, Seoul, Tokyo. So there’s a lot of things for global firms, particularly global banks, to make sure that they are harmonizing the rules so that they can run businesses globally. And they don’t have to have a different set of rules and a different set of groups and groups that can’t really function globally because there’s different rules and regs in each locale. So I think we’ve made a lot of progress. I think institutions are very interested. What we haven’t solved for is kind of this, you know, banks being able to be kind of prime brokers for liquidity providers and market makers in the space. I think, you know, the events from a couple of weeks ago, that was a function of that. Like that just, there isn’t enough capital that’s fungible and where you can arbitrage price differences and different platforms and in different areas. So that’s stuff that still needs to happen. But like from where we were 12 months ago, yeah, it’s, you know, we’re light years. So that part’s good. But we still have a lot of work to do.

Tony Edward: Yeah, it’s a great point. Because I’ve been hearing some folks are, for example, not happy with the EU and the MICA regulations there. And there’s some departures. But then, you know, you have the United States getting ready to pass the Clarity Act once the government opens up. But to your point, how does this all mesh together and with these big jurisdictions? So, like you said, there’s work to be done here.

Bart Smith: Correct. Yes, I agree.

Tony Edward: All right. Let’s talk about Avalanche Treasury Co. Give us the full rundown, the history, the mission, and much more.

Bart Smith: So in my previous firm, we were looking at a lot of these digital asset treasuries and some are good, some were less attractive to us. We were very interested in different structures, right? There’s a lot of firms that are just taking kind of an existing opco and they just do a pipe into it. And oftentimes that company that’s pivoting from a failed strategy, whether it’s gaming or betting or it’s like a hemp manufacturer, there are different medical failed companies. And so in my opinion, those are more problematic, right? They have historical problems you have to address. They’re operating companies. They’re regulated. So you have to kind of continue to run these often failed businesses, while the primary business is completely unrelated. And like to me, that was always kind of difficult. And so when the concept of a avalanche digital asset treasury came along, people reached out to us because in the last round of avalanche raise money, we were one of the largest participants in that race. So people knew that we were constructive on Avalanche. I was personally constructive. And then as kind of in the early stage of thinking about what that might look like, I had some very strong opinions about what would lead to success and what the next generation of these DATs are going to look like. And the more that I was thinking about it, the more I thought this might be a unique opportunity to do something different. And there’s going to be a lot of these digital asset treasuries. And I think just like in every other part of the capital markets, you’re going to have winners and losers. And if you built one that was purpose built to do to provide exposure to the Avalanche ecosystem, but you could go beyond what you might be able to get by just owning the underlying spot commodity or an ETF. I think there’s unique opportunities that this type of structure provides. And so the more I thought about it, the more excited I got. And ultimately, I ended up here.

Tony Edward: And there’s going to be the question that folks have is, well, why not Bitcoin? Why not ETH? Why not Solana? Why AVAX or Avalanche?

Bart Smith: So I do think that one of the benefits of the regulatory clarity that we’ve had and the excitement they have around it is that like finally institutions, governments, you know, are going to be able to implement blockchain technology to make their businesses better. And so at its core, blockchain technology is software. And so now if you say, okay, well, how are businesses going to implement blockchain technology? I do feel like Avalanche has a very strategic advantage in like a kind of government and business vertical. It’s, you know, it’s not the Mag 1, right? It’s the Mag 7. So throughout the last couple of decades, there have been many winners in technology, particularly software, that had different approaches. And so, you know, you had telecom, you have internet, you have SaaS, you had all these different areas where you could have a winner or multiple winners. I think as people look to implement blockchain technology into businesses, one of the difficulties they have is that businesses don’t want to take their private information or the customer’s private information and put it on a public blockchain. It’s just like, it’s not, it’s not, it’s not starter, right? So, you know, what a lot of people have done is maybe looked at like Ethereum and building, you know, kind of an L2. Like the unique structure of the Avalanche chain is that they have this kind of three-chain approach. And one of them, the C-chain, allows people to build their own L1s kind of out of the box in a way that’s supported by this broader network. And you don’t need to have like an army of software developers to develop that. So you’ve seen companies like Robinhood or Google, they’re going to build their own chains, which makes total sense because they want to implement KYC and AML. They don’t want to put their customers’ private information on public blockchain. But most importantly, they want to own the entire financial stack. They want to be able to customize it. But then at the end, they want this kind of base layer security. And that’s where you’ve seen Ethereum have success, right? There’s all these L2s that are building on top of Ethereum, and they’re basically just paying for Ethereum level one security. And so for me, just looking at all of the companies that have already been building on Avalanche because they have the capacity to customize an L1, but then, you know, into the security of the Avalanche chain, which is also EVM compatible. So you can connect out to the rest of the world. Like KKR, Apollo, Toyota, FIFA, like big brand names are utilizing Avalanche today to build for a myriad of reasons. Avalanche team has really built in Japan and in Korea and other parts, like they’re kind of market leaders in a lot of these spaces. And I just don’t think people really understand how differentiated AVAX and Avalanche is. So like what I’m looking at kind of an opportunity, you know, it’s, it’s, you have all of this stuff here. And really, you just need to be able to package it and market it in a way that people can understand the opportunity. And like, what a better way to do that than to create a regulated public company that’s audited that you can go out and basically reboot, you know, the marketing, you know, in partnership with all the people from the ecosystem to kind of make people aware of like what’s going on in Avalanche and why they might want to own a little bit of exposure to the ecosystem in their investment portfolio.

Tony Edward: Yeah, that absolutely makes sense. And obviously, I’m an AVAX token holder, so I’m very much aware of all the adults.

Bart Smith: I don’t mind the bias. I don’t mind the bias. It’s okay.

Tony Edward: Yeah, but I wanted to make sure that question was answered for people who don’t hold AVAX or they don’t know much about Avalanche. So I think it’s important to outline that, which you did. So, you know, you mentioned that this is not only about holding AVAX, but also participating in the ecosystem. Let’s double-click a bit into that. What are some of the initiatives you’ll be doing as far as supporting the ecosystem?

Bart Smith: Right. So, you know, we’re going to take a lot of keys from the regulators, right? So there’s been a wave of these digital asset treasuries. And so we, you know, as we’re going through our own S-4 and our goal is in the first quarter of 2026 to successfully merge with Mountain Lake Acquisition Corp. We’ll be a listed company. We are going to, there’s a lot of things that we can do and that I believe we’re going to be able to do, but we have to also just kind of go through this process and make sure that everything that we’re doing is aligned with the, you know, the SEC and other regulators. So I think that’s an important point that we are going to continually evaluate that. So putting that aside, there’s a lot of things that happen in an ecosystem that have value that doesn’t fully or majority kind of accrue down to the token. So like, so if you think about Ethereum, right, which is, you know, the largest non-Bitcoin blockchain, and I always have kind of thought like, you know, Bitcoin is digital gold, right? It’s over here. And there’s a world where people might build applications on Bitcoin, but it feels like we’re pretty far away from that. So excluding that, in Ethereum, you’ve had, you know, it’s the largest blockchain, it’s the oldest. And there are a lot of applications that have built on top of Avalanche, right? Aave, right, is worth $4 billion. It’s one of the largest, if not the largest lending protocol. You have like Uniswap, right, which is a trading platform DAEX that it’s on top of, built primarily on top of Ethereum. That’s worth like $4 billion. You know, a lot of the value of those companies doesn’t go down to the Ethereum network. Some does, but like, it wasn’t as if if you owned, you know, Uniswap or if you owned Aave, you know, you got a different kind of return than what trickled down to Ethereum. You know, the value of, you know, fully diluted value of Ethereum, you know, give or take, you know, rounding broadly is probably like $500 billion. A lot of the excitement around Ethereum is stablecoin usage, right? And Tether is the biggest stablecoin in the world. Tether’s worth $500 billion. So like Tether being, you know, and some of that accrues down to Tron because there’s a lot of Tether on Tron. So like some value accrued down to Ethereum from Tether, but like how much? And like how much accrued from Aave and how much accrued from all of these other platforms out there, Uniswaps of the world. So like there’s definitely a network effect that will happen that will accrue more value. So if you’re looking to get exposure to implementation and growth of the Avalanche ecosystem, you can own AVAX and like that should work to some degree. But all of these L1s that are being built on top of Avalanche, where you have these kind of private companies or governments or different, you know, kind of new builders that are building applications on top of Avalanche, some of that will accrue down because there will be a network effect. But if you could get a little piece where you could invest in some of those companies, that probably gives you a much better exposure to the growth of the ecosystem. So we’re going to own AVAX. We’re going to stake it. Historically, very conservatively, that’s gotten mid-single digits to high single digit kind of yield returns from taking the AVAX and using it to secure the blockchain. So we can do that. There’s other things that we would love to be able to do. Can we buy a validator and run our own nodes? And could we lend our AVAXs to builders and applications and L1s that are building on Avalanche? And can we work with them to help them with their staking, with the AVAXs they need? Can we work with them to make their businesses better? Can we do DeFi activities in the space? Can we, there are derivatives, obviously, coming from Susquehanna, there’s a lot of derivative activity that you could do with options and future strategies that can generate diversified and maybe in some cases, higher levels of income. So what you end up getting is this diversified pool of exposures that should do better if the ecosystem does really well than if you just owned the token itself. So like, you know, that is the thesis that we’re going after is that we can provide a much better kind of holistic exposure for value accrual for individuals in a way that is the access they want, right? Like many, you know, many high net worth individuals and institutions, like they just, they’re either can’t or do not want to buy, you know, spot commodities, digital asset commodities on unregulated exchanges. That’s just not how they want to interact. So if I can create, you know, a public company where people can invest through convertible bonds or through preferreds or through straight equity, and they can hold it in their brokerage account and they can invest in it just like they invest in everything else. And then you have this exposure where we can take that capital and then we can put that into the enterprise that is Avalanche. And you would imagine that that capital coming in should provide more gas for the fire, so to speak, right? You’re going to help to implement more capital into the ecosystem, which should you would hope, help the ecosystem grow. So that’s kind of like the dual nature, right? So you allow regulated exposure for people in the way that they want to invest. And then you take that capital and you invest it into the ecosystem, which you would hope benefits the growth and is mutually beneficial for the whole, you know, for both parties. So that’s the concept as I think about it.

Tony Edward: And then for the staking rewards and the DeFi yield and so forth, will that be potentially paid out in dividends or reinvested?

Bart Smith: Again, we haven’t gotten that far on the strategy. I would think, I think that dividends and paying out dividends is something that companies do when they’re kind of in a later stage of growth. So typically when you have kind of growth companies, particularly like high growth companies, the best use of that capital is to continue to reinvest it because your kind of expected rate of returns are going to be higher. So my guess is that the best use of, you know, whatever capital we have would be to continue to try to find the best returns. But like, sure, if it, you know, if there are certain situations where, you know, it would make sense to pay out a dividend or a special dividend. But yeah, I think, you know, right now, like I said before, we’re going to kind of take the cues from the SEC and make sure that we, you know, we’re disclosing risks and we’re setting this up in a way that is compliant. And then, yeah, as a lot of just crypto in general is like not being overly prescriptive and just kind of taking what the market gives you. And so, you know, we’re going to, you know, Lane Lippmann is my COO, who was the president of Hidden Road and spent many years, you know, working at Virtu and Goldman and a bunch of banks. Like we’ve seen a lot of iterations of this. And so what we’re going to do is we have a strategy. We’re going to communicate, you know, owning and staking AVAX is going to be a very large portion of it. And then to the extent that we can have other additive sleeves of our strategy that are smaller, but we believe would offer a diversified, better exposure and, you know, hopefully provide kind of risk adjusted, you know, good rates of returns for investors. Like that’s, that’s the plan.

Tony Edward: Oh, for sure. And then as far as your AUM, I read that they’re looking to buy a billion dollars of AVAX tokens. Is that right?

Bart Smith: I mean, yeah. Ultimately, you know, we have we closed a private placement and then we have this, you know, pending business combination with Mountain Lake Acquisition Corp. You know, at that point, depending what the market does, that’s going to be somewhere in the mid hundreds of millions, if not higher. But yes, the idea is to, as the, as Avalanche continues to grow, is to continue to try to seek out capital, again, in ways that people want to invest in the market to help inject more capital into the space. The thing that’s interesting to me is that, and, you know, if over time, you know, sometimes you’ll hear me say this over and over, like every other industry was allowed to grow this way. You know, software, SaaS, you know, telecom, the, you know, internet, you know, you created a public company and you raised money through debt or through converts or through equity, and you took that money and you invested in the enterprise. If the enterprise did well, bondholders and equity holders did well. And this industry was specifically not allowed to do that. And so this digital asset treasury structure allows for that to happen, right? You can go, you have a public company and you can raise money in, you know, in the public markets in a variety of ways. And that could be issuing equities, but that, you know, there’s other things that you can do that might be attractive to both a different type of investor and might be more attractive in trying to generate more AVAXs per share for our shareholders. And so that to me is what I find most exciting about this structure. And then obviously, because it’s not a mutual fund or an ETF, like you don’t have to prepare yourself for the possibility of deploying money on any given day that you weren’t prepared for or having to redeem money. So if you’re open to a mutual fund redemption or an ETF redemption and having any given day, that’s very limiting in what you can do to provide exposure to your investors. Because in theory, you hope this doesn’t happen. But on some given day, everybody could come and rush to want to redeem. And so you need to be able to meet those redemptions. And that is very limiting in what you can do to try to maximize a longer term strategy. So yeah, I think that in the evolution of kind of these digital asset treasuries, I think that’s the most compelling argument that people will come to realize of like, this is just a better structure to invest in an early, what is still, in my opinion, a very early emerging technology.

Tony Edward: So on that note of it being a early emerging technology, I wanted to get your take on this trend and how long you think it lasts, you know, where this asset class grows and there’s maybe less volatility, but there is the staking and, you know, DeFi component where you can do a lot more with the asset, right? But, you know, let’s say a bear market or a market downturn rolls around. How are you preparing for that? And do you see other DATs failing? You know, maybe some consolidation and things like that?

Bart Smith: Yeah, I mean, I can’t speak to how other people are thinking about it, but like the thing that I found most surprising about that, you know, that sell-off, you know, whatever at this point it was, like three Fridays ago, was how surprised that people were, right? Like it’s like these asset classes are very volatile because they’re early stage. All good new ideas are volatile, right? And so, you know, you have to have the expectation that, you know, when volatility or when, you know, a sell-off happens, like you need to be prepared that that could be, you know, a pretty meaningful sell-off and it could last for a long time. My first job out of college, I worked at Payne Weber, which was later acquired by UBS. And the market was at the very end of the internet.com bubble. And so for the first like four or five, six months I worked there, the market just went up. Right. And then it went down for three years. So, you know, 2000, 2001, 2002, all negative years for the S&P 500. So that was like a very formulative experience for me. So like you have to, you know, we’re thinking about these, this vehicle as a long-term vehicle, but like it’s the idea here is not to try to take incremental risk that is unwarranted. The idea is to take a long-term approach that is prudent, that provides kind of the best exposure you can for your shareholders. And so as we’re thinking about this strategy going forward, you always in the back of your mind have to keep thinking like, well, like if you have this massive, people are coming into the space because they think they have a one, two, three, five X. You know, I don’t have any forecasts of where the market capitalization is going to go, but it’s like, it’s, you know, if you’re buying this is because you think that there’s an opportunity for you to meaningfully higher, like that, there’s no free lunch, right? Like that, that’s going to come with periods of doubt and periods of fear. And that’s when you’re going to have, you know, market sell-offs. And the best thing that you can do is to position yourself to benefit from those moments and not to be the person who’s being harmed by those moments. So, you know, I think that that will be a key component of how we think about it. And then, yeah, like you said, there’s all of these digital asset treasuries out there. They’re going to have to distinguish themselves, right? They’re going to have to capture mind share from people, and they’re going to have to be able to communicate an effective strategy and then deliver on that. So the capital markets, if nothing, are very efficient. And so over time, I think you will see kind of winners and losers that kind of show up over time. And I think that we’re excited about our ability to navigate that.

Tony Edward: Yeah, for sure. And I’m just curious to see how things play out. And I believe in the digital asset treasuries, of course. And I think it’s a great approach, great hybrid approach of crypto in the TradFi world and allowing folks to get exposure. But I guess as with all things in the free market, you’re going to have companies that are well run and some that are poorly run. And the chips are going to fall when the volatility hits or at the bear market. So we’ll have to wait and see.

Bart Smith: Yeah. I mean, I think that was part of the reason why we went the route we did, which is to kind of set up a purpose-built company from scratch. Right. So, you know, when you look at the company, it’s called the Avalanche Treasury Company, right? Like there is no doubt in kind of what we’re doing. Our sole focus is going to be on delivering kind of value to customers and shareholders in a way that we feel like can better represent the growth of the ecosystem. And yeah, and I think that we, I’m not worried about an alternative investment per se. It’s just like there’s a whole world of investments. Like they don’t need to own crypto at all, right? They don’t need to own blockchain technology. So can we effectively communicate a value proposition of owning, you know, this asset versus any other asset? And, you know, and I think if you’re listed, you know, on a public stock exchange in the U.S., you are now competing against basically every other asset in the world. And so I think that that’s what we’re focused on is providing a structure and a company and an exposure that people are interested in and then being able to communicate that effectively.

Tony Edward: Yeah, absolutely. And then on the communication of communicating that effectively, you know, you have ETFs out there, right? There’s going to be AVAX, spot ETFs, and so forth. So I’m curious, you know, how would you, what would be your elevator pitch to say, hey, this DAT is better than just buying an ETF?

Bart Smith: Well, you know, it’s funny is that, you know, treasuries, as like every kind of, you know, anytime there’s like a new vehicle or something that’s in favor, you know, there’s a lot of criticism that comes with that. Back in like the 2008 timeframe, 2007, 2008, there was a ton of criticism about ETFs. The ETFs provided like a systematic risk and that the creation redemption mechanism was going to fail under a massive amount of market duress and that ETFs were creating it impossible for small and mid-capitalization companies to seek capital and differentiate because people were just buying the index. And there’s just like, there was a lot of FUD around ETFs and how it was a, you know, this like this really risky, dangerous, unproven structure. And now here we are, you know, fast forward to 2025. And people are saying, well, these digital asset treasuries, you know, have all of these shortcomings. You should have been putting it into an ETF, right? And so it’s just funny how things evolve over time as people become familiar with structures. An ETF is not good or bad. It is just a wrapper, right? It’s a function of what you put in it. And the same way a digital asset treasury is not good or bad, it’s just a function of like what is in it and what do you do with that capital. ETFs are like one of the most democratizing structures that have financial services has ever created. It allowed people to get exposure to gold and to a whole host of things that an average small institution or high net worth investor didn’t have access to. And so if people want to use ETF to get exposure to AVAX or any other crypto, that is net positive. And I’m very supportive of that. I would argue to the points I made earlier that just owning the AVAX token itself and then staking that for whatever amount that they’re going to be able to stake, given the fact that they’re going to have to respond to daily creation redemption requests. And then the ability to trade that asset and keep that in line every day in the marketplace. It could be an expensive proposition. I think by and large, market makers in the competitive marketplace will figure it out. But it’s not totally clear to me how efficient a vehicle you’re going to have for, you know, AVAX or some of the other tokens that aren’t Bitcoin and aren’t Ethereum. Right. And so to me, I think that there’s, you know, we’ve seen these digital asset treasury structures over, you know, the last couple of years. And so there’s like, I think in my mind, there’s probably more certainty in my, in my, from my position of, of what, you know, what that looks like day to day. And less so in all of these new ETFs that are coming out, like managing that asset day to day and having market makers keep that price in line with spot like could be problematic. And then again, you’re just kind of because you have to have daily redemption and creation requests, like you’re just going to be very limited to owning the spot market. And so our hope is that for people who would like to get, you know, a differ, a different exposure and maybe something that I would think would be hopefully more of a true exposure of the growth of the ecosystem. I think you put those two things side by side. And I feel very good about the value proposition that we put forth. And for a lot of people, that might just seem too complicated. And they can buy the ETF. And that’s fine, right? You know, I don’t know over time if that will get them what they’re looking for, but I certainly understand why people would want to own it. And people in general buying AVAX is good for the ecosystem. And we’re obviously very supportive of it. So I spent a lot of time in that industry. A lot of my friends are still working at all of these firms. Bitwise are three guys that I’ve known for over a decade, if not longer. And so Bitwise is going to launch an AVAX ETF. And if you want to buy an AVAX ETF, you should buy the Bitwise ETF for any of these other companies that are listing them. So yeah, I think we’re focused, like I said, on putting our strategy together and putting forth the best strategy we can and then making sure we’re doing it in a prudent way. It gives people the best exposure. And, you know, there’s going to be a lot of other investment opportunities beyond crypto that were also competing for mind share. And so in reality, I’m probably more thoughtful about how do we distinguish the opportunity versus like the field versus, you know, a comparable passive exposure or, you know, owning spot on, you know, Coinbase or Robinhood or something like that.

Tony Edward: Yeah. Yeah. That definitely makes sense. I’m curious. You probably can’t talk about it, but you mentioned other investments. I’m assuming that’s under wraps right now.

Bart Smith: Right. Yeah. I mean, again, we’re still going through kind of the registration process. And so, you know, we will be in communication with the regulators about, you know, what we’d be interested to do. You know, the wonderful thing about the SEC and EDGAR is all these filings are public. So we also get the benefit of people who started before us. And so every time there’s another filing, an updated regulatory kind of response to another one of these digital asset treasuries, it’s just an opportunity for us to kind of clean what is in the gray area and what is not. And then, you know, like I said, like we’re going to take a very conservative approach toward regulatory and legal compliance and we’re not going to go anywhere near gray areas. I feel pretty confident that from what I’m seeing in the market to date, like these structures won’t be very limited. As long as you’re disclosing and you are doing all the things that you’re supposed to be doing from that perspective, that you should have the ability to do what every other corporate treasury in America has been able to do. And I think sometimes people act like these are new vehicles, right? Like Berkshire Hathaway and Apple and Microsoft are like the largest corporate treasuries in the world. They just have this massive operating business alongside of it, but Berkshire Hathaway doesn’t. Berkshire Hathaway just buys companies and they invest in other companies and then they have this huge pile of cash that they use. So like the concept of a corporate treasury and corporate treasury management is not new. It’s just, it was taken and kind of implemented by Michael Saylor at MicroStrategies and the benefits from being able to use that capital structure to invest with a whole slew of people who to date have not been able to access this asset class the way that they wanted to. And I think everyone said, wow, that’s actually a great evolution of something that already existed. I would like to apply that to this ecosystem and see if I can provide a better return or a better exposure for investors. And so that’s kind of how we ended up here today.

Tony Edward: By the way, that’s a great example that you gave with Berkshire Hathaway, and Apple, because to your point, of their corporate treasury, right? Loads of cash they’re sitting on. So that’s a great, great example. With regards to your timeline and roadmap, what are you expecting for the remainder of the end of this year, excuse me, and going into 2026?

Bart Smith: So the next step for us is obviously to, you know, our registration and this business combination with MLAC that we are, you know, we’re working through. And the hope is that that would be effective or close in the first quarter of 2026. We obviously need the government to open for that to happen. And so I don’t expect at this point in time to have to adjust that timeline, but we are subject to things that are out of our control. And so once that business combination hopefully gets approved and closes, and then the strategy will go from there. And at that point, we have, like I said, this permanent capital vehicle where our investment timeframe is just way longer. And so we’re looking at the opportunities that are in there that could supplement just owning AVAX and staking it, which again is going to be a large portion of what we’re doing. I don’t want anyone to think that this is going to be like a venture fund. The idea is to have that at its core is trying to return more AVAX per share for our shareholders. And then if we could have sleeves that are diversifying or accretive or provide different exposures, I think that is going to be the differentiator. So I look at it kind of in a two-step process. Like we need to meet the obligations of our regulator and hopefully have this close. That requires the government to reopen. And then beyond that, I think then we’re taking this kind of longer view. Okay, how do we represent the opportunity set that this ecosystem provides in this vehicle?

Tony Edward: Something that came to mind as you were talking about you’re making those statements. We’ve seen a massive race kicking off for the tokenization market where a lot of firms are looking to put stocks and different assets, money market funds and so forth on the blockchain. Would you look to explore investing in assets that are tokenized on the Avalanche blockchain potentially?

Bart Smith: Yeah, again, that’s something that’s been a big point of discussion over recent weeks and months, particularly in the digital asset treasury world. I think that there is a lot of discussions about what is a security and what is not a security. And so if you do it on an L2, is it actually security? Because it’s not really decentralized versus if you do it in a broader ecosystem, you can demonstrate sufficient decentralization and that would meet different rules for the SEC. I think tokenization is inevitable. And so having worked in traditional finance for the bulk of my career, even today, it is insane to me how manual stock trading is. And so I think that there are certain parts about blockchain, moving things on blockchains that requires a very specific set of skills and make sure you’re being very diligent at how you manage things on chain. Cause in the traditional finance world, if you send Google to the wrong broker dealer, you’re getting that back. They will reverse that back. And so the thing to me that is shocking is that how dated the infrastructure is in traditional equities globally and just how much inefficiency there is there. And so I think just from a basic, just modernization of the underlying structure and plumbing of traditional finance, like bond trading and equities, it’s like, it’s really just like this cobbled together kind of plumbing that’s existed for over 100 years. And like you have this opportunity to like start clean and like start, you know, if you were going to build the best way for people to exchange value, you know, over a blockchain, like I think that is a tremendous opportunity. And Avalanche, the community has been focused on tokenization, you know, from the outset. That was kind of the core motivation of launching of this chain. So yeah, I think that kind of antiquated plumbing mixed with like people want 24-7 everything. And so, you know, in many cases, we are limited to the trading hours that we have in all of these different old money centers because of this plumbing. Right. And so, you know, as people are going to demand a higher layer level of access and liquidity, it just seems inevitable that it goes to tokenization.

Tony Edward: Absolutely. You know, something I forgot to ask you earlier, as far as the purchasing of these tokens and the custody of them, which institution or platform are you going to be using?

Bart Smith: So we’re going to be using a myriad of different solutions. At this point, everything we’re using is a qualified custodian. In crypto, we don’t talk too much about custody. So what I would say is we are expecting that the regulators in the U.S. are going to demand a very regulated solution. And so our strategy has been to utilize that as such. So everything we’re using now are qualified custodians. And I would imagine over time, if we were to deviate from that, it would come after a pretty exhaustive set of conversations with our regulators.

Tony Edward: Oh, for sure. Bart, great stuff. Looking forward to the future updates around the Avalanche Treasury Co. Bart, thank you so much for joining me. I got some wrap-up questions here for you. First, if you could create your own metaverse, what would the theme be?

Bart Smith: Oh, boy. You know, I’m like a big sports fan. And so I have like a college sports team and I have, you know, professional sports teams in the U.S. My son is a big Liverpool fan. And so what you’re seeing, and particularly on Avalanche right now, one of the areas of growth in Avalanche has been the FIFA World Cup in 2026. They’re trying to build ticketing solutions and fan engagement on top of Avalanche right now so that you have this situation where you go to sell a ticket and some bot buys it up and it’s a broker and they post out 200 or 300% above the price they paid. The consumer is paying this excess price. And so blockchain technology where you can obscure private customer information, but you can still verify that that person is like a verified purchaser and user of the ticket. That’s one technology that Avalanche is implementing with FIFA. And then fan engagement, tokenizing your rewards. Right now there’s a partnership they have with the LSU football team. And so if you go and you’re using your card and you can get points that accrue from a tiger token, they call it a GO token, you can spend that on memorabilia or a team t-shirt or something like that. So if you could go into a metaverse where you combine the ability to purchase ticketing in a safe place where you know you’re buying, you know, the actual ticket from someone that’s verified. And then you’re also accruing all of these other tokens that you can use kind of in a metaverse to purchase memorabilia or other kind of fan things. And you have this like world where I could go from one team to another in a different sport in a different league. That to me would be like a pretty cool start. So there’s probably people out there who could come up with something a little bit more imaginative than that, but just being able to kind of go into one kind of metaverse where I’m surrounded by all the sports teams and I can engage in them in a different way. I can purchase tickets. I can purchase memorabilia in a safe way. That to me would be pretty cool.

Additional Information and Where to Find It

Pubco and Newco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of Mountain Lake and a prospectus (the “Proxy Statement/Prospectus”) in connection with the business combination (“Business Combination”) between Mountain Lake, Pubco and Newco and concurrent private placement of Newco units (the “Private Placement”, together with the Business Combination, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of Mountain Lake as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. Mountain Lake and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF MOUNTAIN LAKE AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH MOUNTAIN LAKE’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT MOUNTAIN LAKE, NEWCO, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by Mountain Lake and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Mountain Lake Acquisition Corp., 930 Tahoe Blvd STE 802 PMB 45, Incline Village, NV 89451; phone number: (775) 204-1489.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

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Mountain Lake, Pubco, Newco and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from Mountain Lake’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of Mountain Lake’s securities are, or will be, contained in Mountain Lake’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Mountain Lake’s shareholders in connection with the Business Combination, including the names and interests of Newco and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by Pubco and Newco with the SEC. Investors and security holders may obtain free copies of these documents as described in the preceding paragraph.

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The information contained hereto is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of Mountain Lake, Newco or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the parties and the Proposed Transactions, including, expectations, hopes, beliefs, intentions, plans, prospects, financial results, strategies and other statements relating to Mountain Lake, Pubco, Newco and the Proposed Transactions and statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions, the assets held by Newco, the price and volatility of AVAX, AVAX’s growing prominence as a digital asset and as the foundation of a new monetary system, AVAX’s ability to hedge inflation and economic uncertainty, Pubco’s listing on an applicable securities exchange, the economic conditions surrounding AVAX, Pubco’s planned business strategy including Pubco’s ability to grow its shareholders’ ownership of AVAX over time, generate AVAX yield, partner with AVAX technology companies and produce and provide AVAX-related advisory and other services, Pubco’s ability to offer different areas of value creation for shareholders, direct investment of Pubco into protocols and L1s building on top of the Avalanche network, Pubco’s ability to catalyze the fusion of AVAX into finance and capital markets, Pubco’s ability to access legacy AVAX investors, any projected outcomes or expectations of crypto treasury strategies or businesses, expectations of AVAX to perform as a superior treasury asset, Pubco’s plans and use of proceeds, objectives of management for future operations of Pubco, pro forma ownership of Pubco, the upside potential and opportunity for investors relating to participation in the Private Placement or any future securities resulting from any Proposed Transactions, any pro forma values associated with any Proposed Transactions or with Pubco, any proposed transaction structures and offering terms, plans and expectations for AVAX adoption, value creation, investor benefits and strategic advantages, market size and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Transactions, any expected benefits, future scaling and efficiency upgrades associated with AVAX and any expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Communication, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of Mountain Lake’s securities; the risk that the Business Combination may not be completed by Mountain Lake’s business combination deadline; the failure by the parties to the Business Combination Agreement to satisfy the conditions to the consummation of the Business Combination, including the approval of Mountain Lake’s shareholders, or any of the Private Placement; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of Mountain Lake’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Pubco Class A stock; the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination; the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of AVAX; the risk that Pubco’s stock price will be highly correlated to the price of AVAX and the price of AVAX may decrease at any time after the closing of the Proposed Transactions; risks related to increased competition in the industries in which Pubco will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding AVAX; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the Business Combination, Pubco experiences difficulties managing its growth and expanding operations; challenges in implementing Pubco’s business plan, including AVAX-related advisory services and other AVAX-related services, due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against Newco, Mountain Lake, Pubco or others following announcement of the Business Combination; and those risk factors discussed in documents of Pubco, Newco, or Mountain Lake filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of Mountain Lake dated as of December 12, 2024 and filed by Mountain Lake with the SEC on December 13, 2024, Mountain Lake’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q on file, and to be filed, with the SEC and the Proxy Statement/Prospectus that will be filed by Pubco and Newco, and other documents filed by Mountain Lake and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that none of Mountain Lake, Pubco or Newco presently know or that none of Mountain Lake, Pubco or Newco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of Mountain Lake, Pubco or Newco assumes any obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Mountain Lake, Pubco or Newco gives any assurance that any of Mountain Lake, Newco or Pubco will achieve its expectations. The inclusion of any statement in this Communication does not constitute an admission by Mountain Lake, Pubco or Newco or any other person that the events or circumstances described in such statement are material.